Peter M. Byrne

T: +1 212 479 6778

pbyrne@cooley.com

January 12, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Ryan Rohn

Re:	DHC Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 12, 2023
File No. 333-275058

Ladies and Gentlemen:

On behalf of DHC Acquisition Corp. (“DHC” or the “Company”), the following information is in response to a letter, dated December 26, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Amendment No. 1 to Form S-4 filed on December 12, 2023 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in italics below and the Company’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 2 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2.

Questions and Answers

Amendment No. 1 to Registration Statement on Form S-4

Interest of Certain Persons in the Business Combination, page 28

1.	We note your response to our prior comment 15. Please revise to include the aggregate market value of the 7,736,268 DHC Founder Shares currently held by the sponsor.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 28 and 119 of Amendment No. 2.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

January 12, 2024

Page Two

Risks Relating to Ownership of New BEN’s Common Stock Following the Business Combination

The market price and trading volume of New BEN Common Stock and New BEN Public Warrants may be highly volatile..., page 72

2.

We understand that the Citi Global Markets, Inc., the lead underwriter in your SPAC IPO has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Citi Global Markets, Inc. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response:

In response to the Staff’s comment, DHC that in August of 2023, DHC reached out to representatives of Citi Global Markets Inc. (“Citi”) to see if it would waive its rights to deferred underwriting commissions Citi had a right to in connection with DHC’s initial public offering. Citi indicated it would waive such rights and DHC received a formal letter from Citi on November 2, 2023, advising that Citi had waived any entitlement it may have had to the deferred underwriting commissions in respect of any business combination. Citi did not provide a reason for the fee waiver and DHC and Citi did not engage in substantive dialogue regarding the waiver. Other than with respect to the receipt of the waiver, DHC has not had a relationship with Citi since prior to the time it began discussions with BEN and DHC has not had any business or financial discussions with Citi in connection with any potential business combination. DHC has added a risk factor to Amendment No. 2 on page 51 that includes the disclosure that the Staff requested and revised the disclosure throughout Amendment No. 2, including the pro forma financial information, referring to the payment of deferred underwriting commissions to reflect that this payment has been waived.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 205

3.

We note in Footnote A, that you received $5.5 million in gross proceeds from BEN’s issuance of 550,000 shares of New BEN common stock, which would appear to represent a fair value price of $1.00 per share. In Footnote B, you disclose that you received $4.0 million in gross proceeds from the issuance of 1,826,484 shares of BEN common stock, which would appear to represent a fair value price of $2.19 per share. Tell us and disclose the reasons for the significant difference in fair value of your common share between these two issuances.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the $1.00 per share referenced in the letter appears to be a typo. Pursuant to the Subscription Agreement and contingent upon the Closing of the Business Combination, the price per share of DHC Common Stock (after giving effect to the Exchange Ratio) is $10.00 per share ($5,500,000/550,000 shares), which represents the expected proceeds from the Subscription Agreement, and takes into account the conversion of the subscribed shares into New Ben Common Stock upon the Closing. The $2.19 price per share of BEN Common Stock (prior to giving effect to the Exchange Ratio) noted in Footnote B is not conditioned on the Closing of the Business Combination and represents actual proceeds received from the GL Interim Financing.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

January 12, 2024

Page Three

Consolidated Statements of Operations, page F-51

4.	We have reviewed your response to prior comment 25. Please address the following items:

•

Your response indicates that additional expenses were incurred during 2022 that were extinguished in this transaction. Please tell us and disclose why the counterparty accepted $37,437 worth of your common stock to offset relatively current accounts payable of $586,000.

•

We note you issued 2,431,000 shares of common stock in this transaction. As such, it would appear that you valued your common shares at $0.015 per share for this transaction. Reconcile this fair value to your response to prior comment 27 in which you disclose that you obtained a valuation report that determined the fair value of your common stock in 2022 to be $0.10 per share in 2022. Disclose this as well.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the accounts payable and accrued expenses that encompassed the approximately $586,000 subject to settlement noted above were primarily consulting costs related to marketing efforts incurred in 2021 as part of the ramp up to the advertising platform that was then put on hold in late 2021 and certain other consulting costs incurred in the first part of 2022 that the Company did not have sufficient liquid funds to satisfy. More than 90% of the settlements were entered into in the first six months of 2022 and most of the remainder were entered into on July 1, 2022. At the actual time of these settlements, BEN did not perform a valuation of its equity. The valuation of approximately $0.0154 per share noted by the Staff was based on a valuation of the equity for BEN as of late 2021 that was performed after the settlements were executed and was heavily influenced by (1) the fact that BEN was only a startup in the very early development stage, (2) very limited activity of BEN to that point in time including the recent acquisition of the patent portfolio from its related party (and former parent) and (3) the change in direction BEN chose in late 2021 (discussed further in response to comment #5 below). Prior to these settlement transactions in the first half of 2022, there had not been significant activity in the equity of BEN subsequent to the 2021 valuation. What transactions had occurred were primarily compensation events for executives and consultants. In addition, through that point in time, BEN had never published financial statements and the consultants were not provided financial information as part of the settlements.

The valuation performed for the time period of year end 2022 at $0.10 per share was performed by the valuation consultant retained to perform a valuation in 2023 in connection with transactions noted. The valuation was performed subsequent to the issuance of the financial statements for the years ended December 31, 2022 and 2021. This valuation was not used in the 2022 audit year. The Company utilized the valuation obtained in late 2021 for the 2022 settlements due to the limited operational and financial changes from late 2021 through mid-2022. We additionally respectfully advise the Staff that the $0.10 valuation was not used in the 2022 audit year and references to the $0.10 valuation has been removed from BEN’s financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

Note C – Acquisitions, page F-76

5.	We have reviewed your response to prior comment 27. Please address the following items:

•

Expand your disclosure to disclose the nature of the acquired developed technology. As noted in your response, clarify that this technology is not ready for commercialization. Further disclose if there are any licensing agreements related to this technology. In this regard, we note the disclosure in your response that DM Lab was founded by a professor in Korea University’s Engineering Department and DM Lab has been funded by grants, loans and investors since its inception. Further disclose if there are any limitations that the technology must remain in Korea.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

January 12, 2024

Page Four

•

We repeat our prior comment to explain in sufficient detail how you determined the Developed technology to be initially recognized at $17,678,370. Your statement that, “Given DM Lab had no revenue and minimal tangible assets, BEN inferred the value of the Developed Technology to be $17.4 million” does not appear to sufficiently address the comment.

•

Your response indicates that you obtained a valuation report for the BEN Common Stock in 2022 and 2023 of $0.10 per share and $1.00 per share, respectively. Your response also indicates that at the time of the asset purchase agreement for DM Lab, “the agreed upon value of $1.00 per share between the unrelated parties approximates the fair value at the date of sale.” Please reconcile these two statements as it appears in one you relied upon a valuation report and the other you approximated the fair value internally.

•

Please explain and quantify the significant milestones that occurred within the Company between the 2022 valuation of $0.10 per share and the fair value of $1.00 in 2023. In this regard, we note the Company did not generate any revenue and the Company appears to not have had any technology during this time. Given the Company had minimal operations during this time, explain how the valuation expert concluded that rises in valuations and transaction prices in the private and public markets for AI based enterprises directly impacted the valuation of BEN.

•

We note you have revised the useful life of the Developed technology intangible asset from 15 years to 10 years. Further, we note you cite in your response that DM Lab has never generated revenue and the AI technology acquired was not ready for commercialization since it was made primarily to demonstrate the AI technology’s capabilities. Given the current state of this AI technology, it would appear that you acquired a research and development asset. As such, please explain your conclusion to begin amortizing. Please advise or revise accordingly. Refer to ASC 805 and ASC 350-30-35-17A through 35-20.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that BEN expanded its disclosure regarding the nature of the developed technology in response to the Staff’s comment. There are no licensing limitations and no geographic restrictions on the technology. The acquired technology consists of various AI modules that had completed development and the know-how to integrate certain modules together. The AI modules could be utilized on an individual or integrated basis. Therefore, BEN took the position that these were not indefinite lived in-process research and development assets waiting for the finishing of research and development efforts but were in fact developed technologies.

Prior to the acquisition of DM Lab, BEN sold six-month convertible notes with a conversion price of $1.00. The intention was for the holder to convert into common and not redeem at maturity. All holders converted almost immediately after the note issuances. BEN’s position is that the $1.00 conversion price for the six-month convertible notes issued during the close process and thereafter established the fair value for a share of common stock at the time of closing of the DM Lab acquisition.

Since DM Lab is based in South Korea, the Bank of Korea requires registration of all cross-border transactions. As part of registering the transaction a valuation of DM Lab’s equity was performed by a third-party valuation specialist using a discounted cash flow model to substantiate the stated purchase price in the Asset Purchase Agreement. The valuation of DM Lab’s equity was approximately $16 million. At the time of the acquisition, DM Lab had total liabilities of approximately $1.5 million and minimal assets. Therefore, any excess consideration paid above the immaterial value of the computer equipment acquired and liabilities assumed was ascribed entirely to the intangible asset.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

January 12, 2024

Page Five

We additionally respectfully advise the Staff in early 2022 as part of the switch in focus noted in response to this comment, BEN chose to pause its advertising platform. BEN determined that the advertising platform would require substantial investment including time and that another path would result in significantly higher growth and would assist with the development of the advertising platform upon its development. BEN chose to move into artificial intelligence applications that support companies to better deliver both customer interaction and customer service with intentions to return to its advertising platform at a later time. In late 2021 and into 2022 BEN began looking for opportunities to acquire or merge with companies with significant intellectual property portfolios in the artificial intelligence space. In the second half of 2022, BEN met with 3 potential acquisition candidates, reaching the non-binding LOI stage, but none of which were successful. However, BEN was able to retain the services, on a consulting basis, of one executive/co-founder from one of the companies it had failed acquisition talks with, and a second entity negotiation resulted in assisting BEN being able to find its current CEO. In addition, BEN executives were able to travel in the second half of 2022 to Seoul and meet with and see the AI modules developed by DM Lab. In late 2021, DM Lab had received a request from a potential future customer for a kiosk platform that integrated a significant number of the AI modules, which DM Lab was able to create one prototype for review. The potential future customer did not pursue further interest, but BEN executives were able to see and interact with the kiosk and note the integration potential of the modules developed. In December 2022 with the public release of the upgraded ChatGPT 3.5 by OpenAI, generative AI modules and software platforms that compete with, benefit from and incorporate similar technologies became the focus of market participants. In January 2023 Microsoft announced a multi-billion dollar investment in ChatGPT’s developer, OpenAI. This was followed in February 2023 with Google’s partnership with Anthropic in a deal similar to Open AI and Microsoft’s and in March 2023 Amazon launches Bedrock and a collaboration with Anthropic later that year. These investments and announcements brought into focus the profound value and potential for societal change these technologies enable and for the first time brought access to these technologies to consumers and business. Given the potential in generative AI, investors are placing a high premium on companies.

General

6.

Tell us whether Citi Global Markets, Inc. was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify if Citi Global Markets, Inc. claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response:

In response to the Staff’s comment, DHC respectfully notes that Citi was not involved in the preparation of any disclosure or analysis underlying any disclosure that is included in Amendment No. 2. DHC further notes that Citi has had no role in the proposed business combination transaction. DHC advises the Staff that it no longer has contact with Citi, and as such, it has not confirmed that Citi disclaims any responsibility for any of the disclosure in this filing, however, it does not believe such a disclaimer would be necessary, as Citi has not contributed in any way to the disclosure in Amendment No. 2.

7.

Please tell us whether you are aware of any disagreements with Citi Global Markets, Inc. regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Citi Global Markets, Inc was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firm is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

January 12, 2024

Page Six

Response:

In response to the Staff’s comment, DHC respectfully notes that there have been no disagreements with Citi regarding the disclosure in Amendment No. 2, as Citi has had no involvement with the preparation of any disclosure in Amendment No. 2. The Company has revised the disclosure on pages 51, 108 and 173 of Amendment No. 2 to add a new risk factor to clarify that Citi was to be compensated, in part, on a deferred basis for its underwriting services in connection with DHC’s IPO, and that it already rendered these services, but waived such fees gratuitously. In this risk factor, the Company has included disclosure about the unusual nature of such a fee waiver and that it may make the proposed business combination less attractive as a result.

8.

Disclose whether Citi Global Markets, Inc. provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the firm has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response:

In response to the Staff’s comment, DHC respectfully notes that Citi did not provide it with any reasons for the fee waiver, and has included disclosure in its new risk factor on pages 51, 108 and 173 of Amendment No.2 to reflect as much. DHC has also included disclosure in such risk factor to clarify that Citi performed all its obligations under the underwriting agreement for DHC’s IPO to obtain its fee and is therefore gratuitously waiving the right to be compensated.

*                *                 *

We thank the Staff for its review of the foregoing. Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Peter Byrne
Peter M. Byrne of COOLEY LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Austin Pattan, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Christopher Gaertner, Co-Chief Executive Officer, Chief Financial Officer and Director of the Company

Thomas Morgan, Jr., Co-Chief Executive Officer of the Company

Yvan-Claude Pierre, Cooley LLP

Kevin Cooper, Cooley LLP

Matthew L. Fry, Haynes and Boone, LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com